UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER

        000-27783

CUSIP NUMBER

        928366103

(Check One):	[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form 10-D
[ ] Form N-SAR [ ] Form N-CSR
For Period Ended:    March 31, 2011
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:

Read attached instruction (on back page) Before Preparing Form.  Please print or type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

VISTA INTERNATIONAL TECHNOLOGIES, INC.

Full Name of Registrant

Former Name if Applicable

88 Inverness Circle East, Suite N-103

Address of Principal Executive Office (Street and Number)

Englewood, Colorado 80112

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

[ X ]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[ X ]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

THE QUARTERLY REPORT COULD NOT BE COMPLETED WITHIN THE PRESCRIBED TIME PERIOD BECAUSE THE REGISTRANT WAS UNABLE, WITHOUT UNDUE HARDSHIP AND EXPENSE, TO OBTAIN CERTAIN NECESSARY INFORMATION INDEPENDENTLY OR FROM THIRD PARTIES TO PERMIT THE COMPANY TO PREPARE THE FINANCIAL STATEMENTS IN A TIMELY MANNER.

Vista International Technologies, Inc. was unable to complete and file its Quarterly Report on Form 10-Q for the period ending March 31, 2011 within the prescribed time period because of delays in obtaining, compiling and reviewing business and financial data necessary to complete the Company’s financial statements for the period ending March 31, 2011 and the related management’s discussion and analysis due to:

•
evaluation and analysis of appropriate disclosure and accounting treatment relating to a February 2011 agreement to dispose of, and lease back, its Hutchins, Texas industrial site, as reported in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 16, 2011.

PART IV - OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification:

Bradley A Ripps	(303)	690-8300
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).  [X] Yes     [   ] No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Explanation of Anticipated Change

The Company anticipates that its first quarter 2011 revenue and gross margin from its tire fuel processing operations decreased approx. $116,000 and $156,000, respectively and the loss from these operations increased approx. $118,000 as compared to the corresponding 2010 quarter.  These results are due primarily to the loss of one of the Company’s major customers.  However, the final adjustments needed to complete the Company’s first quarter financial statements have not been completed, and accordingly, the estimated loss for the three months ended March 31, 2011 is subject to change.

VISTA INTERNATIONAL TECHNOLOGIES, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 13, 2011	By: /s/: Bradley A Ripps Bradley A Ripps Interim Chief Executive Officer

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).